TransAlta Corporation Announces Pricing of $200 Million TransAlta Renewables Initial Public Offering

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

CALGARY, Alberta (August 1, 2013) – TransAlta Corporation ("TransAlta") (TSX: TA; NYSE: TAC) announced today that its wholly-owned subsidiary TransAlta Renewables Inc. ("TransAlta Renewables") has filed and obtained a receipt from the securities regulatory authorities in each of the provinces in Canada for the final prospectus in respect of the initial public offering of 20 million common shares (the "Common Shares") of TransAlta Renewables (the "Offering"). The Common Shares will be issued at an offering price of $10.00 per Common Share (the “Offering Price”). Gross proceeds of the Offering will be $200 million.

The Offering is expected to close on August 9, 2013 (the "Closing"). Closing of the Offering is subject to, and conditional upon, certain customary closing conditions, including the receipt of all necessary approvals.

The net proceeds of the Offering will be used by TransAlta Renewables to indirectly acquire, from TransAlta, 28 contracted wind and hydroelectric power generation assets (the "Acquired Assets"), in which TransAlta Renewables will have a net ownership interest of approximately 1,112 MW.

TransAlta and TransAlta Renewables have entered into an underwriting agreement in respect of the Offering with a syndicate of underwriters, led by CIBC World Markets Inc. and RBC Dominion Securities Inc. as bookrunners, and including Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., Canaccord Genuity Corp. and Desjardins Securities Inc.

The underwriters have been granted an over-allotment option to purchase up to an additional three million Common Shares at the Offering Price, exercisable in whole or in part, from time to time, for a period of up to 30 days after Closing which, if exercised in full, will increase the total gross proceeds of the Offering to $230 million.

The net proceeds of the over-allotment option will be used by TransAlta Renewables to repay a portion of a promissory note to be issued by TransAlta Renewables to TransAlta in partial payment of the purchase price for the Acquired Assets.

Upon closing of the Offering, TransAlta expects to hold an approximate 82.6% interest (an approximate 79.9% interest if the over-allotment is exercised in full) in TransAlta Renewables.

The Toronto Stock Exchange has conditionally approved the listing of the Common Shares under the symbol "RNW".  Listing is subject to TransAlta Renewables fulfilling all of the requirements of the TSX.

A copy of the final prospectus which contains important information relating to the Common Shares will be available on the SEDAR website at www.sedar.com under TransAlta Renewable's issuer profile.

The shares of TransAlta Renewables have not been, nor will they be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, ''U.S. persons'' (as defined in Regulation S under the United States Securities Act of 1933, as amended) except pursuant to certain exemptions. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares in the United States or to, or for the account or benefit of, U.S. persons.

Forward-Looking Statements

This news release contains forward-looking statements about TransAlta’s and TransAlta Renewables' objectives, plans, goals, intentions, strategies, prospects and opportunities. Forward-looking statements in this news release include statements relating to the proposed Offering and related transactions and the expected future attributes of TransAlta Renewables following the completion of the Offering; the anticipated benefits of the transaction to TransAlta and its shareholders; the use of proceeds from the Offering; TransAlta’s expected ownership level in TransAlta Renewables; the timing of the potential transactions; and that applicable regulatory approvals will be obtained. These forward-looking statements are not historical facts but reflect TransAlta’s current expectations concerning future plans, actions and results.  These statements are subject to a number of risks and uncertainties that could cause actual plans, actions and results to differ materially from current expectations including, but not limited to, unanticipated developments that may delay or negatively impact the proposed transactions, changes in economic and market conditions, and other risks and uncertainties discussed in TransAlta’s materials filed with the Canadian securities regulatory authorities from time to time and as also set forth in the final prospectus of TransAlta Renewables.  There can be no assurance that the proposed transactions, including the Offering, will be completed as anticipated or at all. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About TransAlta

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

About TransAlta Renewables

TransAlta Renewables has been formed to own a portfolio of renewable power generation facilities. TransAlta Renewables’ objective is to (i) create stable, consistent returns for investors through the ownership of contracted renewable power generation assets that provide stable cash flow through long-term power purchase agreements with creditworthy counterparties, including TransAlta; (ii) pursue and capitalize on strategic growth opportunities in the renewable power generation sector; and (iii) pay out a portion of cash available for distribution to the shareholders of TransAlta Renewables on a monthly basis.

TransAlta Renewables will initially acquire, from TransAlta, 28 wind and hydroelectric power generation facilities, having an aggregate installed generating capacity of 1,234 MW, in which TransAlta Renewables will have a net ownership interest of approximately 1,112 MW. Upon Closing and completion of the acquisition of the Acquired Assets, TransAlta Renewables' power generating capacity will be among the largest of any publicly-traded renewable independent power producer ("IPP") in Canada, with more wind power generating capacity than any other Canadian publicly-traded IPP. TransAlta Renewables' strategy is focused on the efficient operation of its portfolio of renewable power generation assets and expanding its asset base through the acquisition of additional renewable power generation facilities in operation or under construction.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Senior Corporate Relations Advisor
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540